Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607

STATEMENT OF EDWARD E. WHITACRE, JR.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER
AT&T INC.

UNITED STATES SENATE
COMMITTEE ON THE JUDICIARY
SUBCOMMITTEE ON ANTITRUST, COMPETITION POLICY
AND CONSUMER RIGHTS

June 22, 2006

Good afternoon. Thank you, Chairman DeWine, Senator Kohl, and other members of the Committee for the invitation to talk with you about our merger with BellSouth.

We firmly believe this merger is not only the right thing for our customers, our employees, and our stockholders, but we also believe it is the best thing for the future of telecommunications in our country.

I am pleased to explain why we believe so strongly in that.

First, the merger will bring together three world-class, but separate networks — AT&T’s, BellSouth’s and Cingular’s.

The combined company will be better able to speed the convergence of these networks into a single, fully integrated network, and embrace the industry’s shift to Internet Protocol or IP-based technologies.

We are just now scratching the surface of the potential this converged network offers consumers.

For example, customers will no longer be stuck using multiple devices for their different wireline and wireless networks. Instead, these services will eventually blend seamlessly over an advanced, integrated network.

This kind of innovation could not be done as quickly, effectively or affordably if all three networks remained separate.

Plus, once integrated, these networks will be even more robust, better able to withstand, and respond to and recover from disasters. AT&T’s unique disaster recovery capabilities were developed to meet the needs of government and enterprise customers. Those customers demand extraordinary reliability and responsiveness for their networks. Combining that with BellSouth’s experience in responding to hurricanes and other disasters makes for an even stronger network.

Another benefit of this merger will be sole ownership of Cingular Wireless, which is now jointly owned by both companies.

That partnership operates very well today, providing great service to millions of American consumers and businesses.

But no partnership, however well run, can operate as smoothly and quickly as a solely-owned enterprise. Streamlining Cingular’s ownership, and giving it the best known brand in the industry, will only make it better.

After the merger, our wireless operation will be more agile, more effective, and better able to bring new innovations to market faster.

Another consumer benefit from this merger will be new competition in the video market.

As you know, AT&T is leading the way in deploying groundbreaking new video service using IP technology. It’s called IPTV and it will change the way millions of Americans enjoy television.

And it will also change a few things for cable companies, too, because our TV service will be a compelling competitive alternative.

Our first IPTV deployment already is under way in San Antonio. And it didn’t take long for cable to notice.

Time Warner immediately offered to reduce by one-third the monthly bill for one of the first customers who signed up for our IPTV service.

We plan to roll out this service in 15 to 20 more markets by the end of this year and expect to reach some 19 million customer locations by the end of 2008.

To do that, we are investing nearly five billion dollars in a new fiber network to provide the additional bandwidth that IPTV requires.

From the AT&T-BellSouth merger perspective, the good news is that BellSouth already has deployed a substantial, fiber-rich broadband network throughout a good deal of its territory.

So, by combining AT&T’s IPTV expertise and experience with BellSouth’s fiber network, we should see faster and more economical deployment of next-generation IP television service throughout the Southeast. And the consumer will be the winner.

We’ve already seen what competition has meant for telephone service. Since 2000, the average price of telephone service in this country has dropped by 22 percent.

During that same time period, the average price for basic cable in America increased more than 41 percent.

When faced with competition, however, the cable operators respond — and consumers benefit.

When Verizon rolled out its broadband video service in Keller, Texas, the cable incumbent lowered its prices by 25 percent.

Likewise, the introduction of new video competition in places like California, Virginia, and Florida compelled the incumbent cable operators to lower prices, freeze prices for the first time in years, or offer new features.

Of course, Congress has an important role to play when it comes to accelerating video competition.

In fact, consumers across the nation are closer to that competition than ever before, thanks to the vision of many in Congress who voted earlier this month to allow streamlined national video franchising. You know our position on this issue, so I won’t dwell on it.

The House has taken the first big step, and the Senate now has an opportunity to pass legislation that will open the marketplace to substantial competition. Millions of consumers are counting on you to do just that.

A few years ago, Congress decided the full weight of regulation designed for incumbents in the telephone business wasn’t the best way to encourage competition in that market.

Clearly, that same logic should apply in the video business as well.

A final benefit of the BellSouth merger that I will mention today will be its impact on business customers.

The combination of AT&T’s state-of-the-art national and international networks with BellSouth’s local exchange and broadband distribution platforms will be a powerful combination for business customers.

And customers in the southeastern United States will benefit from the expertise and innovation of AT&T Labs in much the same way former SBC customers are doing so today.

You don’t have to take my word on this. All you have to do is look no further than what has happened since the merger between SBC and AT&T.

Today, less than six months after that merger was finalized, we are making outstanding progress in rolling out new products and services. Together, we are delivering innovation faster than either company could have done standing alone.

Let me give you a few examples.

We’re looking at a new concept from AT&T Labs called Voice Signature, which could offer on-line merchants and shoppers an extra layer of protection when using credit cards online.

Consumers would register the sound of their voices, which would then be used as another form of identification. This could be a powerful tool for fighting credit card fraud and increasing consumer confidence in on-line shopping.

Another example shows how we can take technology previously available only to large customers and share it with a broader consumer market.

We’re developing new methods to give consumers the same ability to back up their home PC’s that our large business customers use.

Once this service comes to market, consumers will be able to use their broadband lines to provide automatic off-site back-up to their home computers. This will provide a simplicity and security that hasn’t been broadly available before now.

Thanks to our merger with AT&T, it will soon become a reality.

We also are using our combined strength to give consumers greater access and more choices for broadband, no matter where they live or work.

AT&T is now offering a satellite-based broadband service in certain rural markets in AT&T’s residential service territory — areas that generally are not served by landline broadband service today.

We’re also deploying trials of fixed-wireless broadband. Two new trials for this technology are starting in Texas and Nevada. These trials will be used to test ways to use both licensed and unlicensed spectrum to better serve rural parts of the country.

These deployments build on the progress the company has made with existing trials in Alaska, Georgia and New Jersey.

The combination of the new AT&T and BellSouth will create a flagship American communications company, prepared to lead the way for this industry at home and abroad.

We are very excited about the possibilities this merger brings. And we look forward to the day this merger is approved and we can begin work on bringing innovation and choice to even more consumers.

Thank you.

####

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”), which was declared effective on June 2, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.